SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                    FORM 11-K

                        --------------------------------


(Mark One)

( x ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2005

or

(   )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to __________


                          Commission File No. 001-13577


         A. Full title and address of the plan, if different from that of the issuer named below:

                         PREMIERE GLOBAL SERVICES, INC.
                                   401(K) PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         PREMIERE GLOBAL SERVICES, INC.
                            3399 PEACHTREE ROAD, N.E.
                          THE LENOX BUILDING, SUITE 700
                             ATLANTA, GEORGIA 30326

                                TABLE OF CONTENTS


FINANCIALS                                                                  PAGE

         Report of Independent Registered Public Accounting Firm...............4

         Financial Statements

              Statement of Net Assets Available for Plan Benefits
              December 31, 2005 and 2004.......................................5

              Statement of Changes in Net Assets Available for Plan
              Benefits For the year ended December 31, 2005....................6

         Notes to Financial Statements.........................................7

SUPPLEMENTAL SCHEDULE

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
              December 31, 2005...............................................13

SIGNATURES ...................................................................14

EXHIBITS

         Exhibit Index........................................................15

                              REQUIRED INFORMATION


The following financial statements and schedule, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

         Premiere Global Services, Inc. 401(k) Plan Financial Statements and Schedule as of December 31, 2005 and 2004, together with the Report of Independent Registered Public Accounting Firm.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


TO THE PARTICIPANTS AND ADMINISTRATOR OF THE
   PREMIERE GLOBAL SERVICES, INC.
   401(K) PLAN

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Premiere Global Services, Inc. (formerly PTEK Holdings, Inc.) 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United Sates of America.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005 and 2004 and the changes in net assets available for plan benefits for the year ended December 31, 2005 on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

                            /s/ Smith & Howard, P.C.

June 21, 2006

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2005 AND 2004


                                     ASSETS

                                                        2005            2004
                                                        ----            ----

Investments, at fair value
   Mutual Funds                                     $ 28,838,909    $ 25,039,826
   Common Trust Funds                                  4,671,649       4,989,291
   Common Stock - Premiere Global Services, Inc.       4,331,779       6,888,892
   Participant Loans                                   1,141,226       1,083,039
                                                    ------------   -------------

Net Assets Available for Plan Benefits              $ 38,983,563    $ 38,001,048
                                                    ============    ============


   The accompanying notes are an integral part of these financial statements.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2005




Additions to Net Assets Attributed to:
    Employer contributions                                        $   1,460,199
    Participant contributions                                         4,805,443
    Rollover contributions                                              411,553
                                                                   ------------
                                                                      6,677,195

Investment Income:
    Net appreciation in fair value of investments                      (340,516)
    Dividends                                                           821,007
    Interest on participant loans                                        69,982
                                                                  -------------
                                                                        550,473
                                                                  -------------


Deductions from Net Assets Attributed to:
    Net benefit payments                                             (6,245,153)
                                                                     ----------

Net Increase                                                            982,515

Net Assets Available for Benefits
   at Beginning of Year                                              38,001,048
                                                                    -----------

Net Assets Available for Benefits
   at End of Year                                                  $ 38,983,563
                                                                   ============


   The accompanying notes are an integral part of these financial statements.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004


1.     PLAN DESCRIPTION

       The following description of the Premiere Global Services, Inc. (formerly PTEK Holdings, Inc.) 401(k) Plan (the "Plan"), provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan administered by the 401(k) Administrative Committee, appointed by the Board of Directors of Premiere Global Services, Inc. (the "Company" or the "Employer"). T. Rowe Price Trust Company was the custodian of the Plan and trustee with respect to all non-Company stock assets. See Note 8, "Subsequent Events".

       ELIGIBILITY

       All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month following 30 days of employment.

       PARTICIPANT CONTRIBUTIONS

       Participants may elect to contribute, on a pretax basis, up to 20% of their eligible compensation, as defined by the Plan. For 2005, the Internal Revenue Service tax code limit on before tax contributions was $14,000 in the aggregate. Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

       The following funds were offered by the Plan as of December 31, 2005:

                o     Janus Fund
                o     Pimco Total Return II
                o     MFS Capital Opportunities
                o     MSIF Trust US Small Cap Value Fund
                o     Putnam International Growth
                o     Personal Strategy-Income
                o     Personal Strategy-Growth
                o     Personal Strategy-Balanced
                o     International Stock Fund
                o     Equity Index 500 Fund
                o     Dividend Growth Fund
                o     Premiere Global Services, Inc. Common Stock
                o     T. Rowe Price (TRP) Stable Value Fund

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

1.     PLAN DESCRIPTION (CONTINUED)

       EMPLOYER CONTRIBUTIONS

       The Employer may contribute 100% of the participant's contribution not to exceed 3% of his/her eligible compensation ("Matching Contributions"). Matching Contributions are made in cash or invested in company stock. If the Company elects to match in stock, a participant may elect, at any time after the Matching Contributions are allocated to his/her account, to redirect his/her Matching Contribution to any other investment option. The Company's 401(k) Administrative Committee, appointed by the Board of Directors, approved a Matching Contribution of $1,587,142 to the Plan for the year ended December 31, 2005, which was contributed in cash in 2006.

       ROLLOVERS FROM OTHER PLANS

       A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this Plan.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contributions, allocations of the Employer matching and his/her share of the Plan's income (loss). The Plan's income (loss) with respect to each investment fund is allocated based on the proportion that each participant's account balance invested in such fund has to the total of all participants' account balances invested in such fund.

       VESTING

       Participants are immediately  vested in the value of their  contributions
       and  actual  earnings  thereon.   Employer  Matching  Contributions  vest
       according to the following schedule:

                                           VESTED
        YEARS OF SERVICE:                  PERCENTAGE
        -----------------                  ----------
        Less than one                           0%
        One                                    33%
        Two                                    67%
        Three                                 100%

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004


1.     PLAN DESCRIPTION (CONTINUED)

       VESTING (CONTINUED)

       Participants must be credited with a minimum of 1,000 hours of service during the plan year to complete a year of vesting service.

       A participant will become fully vested in Employer matching, regardless of length of service, in the event of death, total and permanent disability, or attainment of age 65.

       FORFEITED ACCOUNTS

       During 2005, $96,303 of Employer Matching Contributions were forfeited by terminating employees before those amounts became vested. In accordance with Plan provisions, cumulative forfeitures of $99,773 were used to reduce the Employer Matching Contribution paid in 2005.

       DISTRIBUTION OF BENEFITS

       Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant's vested account balance and will be made in cash. However, if a portion of the participant's vested balance is in Company stock, the participant may elect to receive payments for that portion of his/her vested account in the form of Company stock.

       Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

       LOANS TO PARTICIPANTS

       Participants may borrow the minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant's account and bear interest at a fixed rate over the life of the loan. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar loan in similar circumstances. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principle residence. The interest rate is determined by the plan administrator based on prevailing market conditions.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at market value.

       VALUATION OF INVESTMENTS

       Investments   in  publicly   traded   mutual  funds  are  stated  in  the
       accompanying statement of net assets available for plan benefits at their fair values based on quoted market prices on national exchanges.

       The American Institute of Certified Public Accountants Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requires fair value reporting of investment contracts that are not fully
       benefit-responsive.   The   TRP   Stable   Value   Fund   is  not   fully
       benefit-responsive and is carried at estimated fair value, which approximates contract value.

       Investment securities in general are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

       NET DEPRECIATION

       Realized gains and losses on sales of investments and changes in unrealized depreciation are recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

       ADMINISTRATIVE EXPENSES

       All  costs  and  expenses   incurred  in  connection   with  the  general
       administration of the Plan, with the exception of variable asset charges imputed on certain plan assets, are paid by the Company.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

3.     INVESTMENTS

       The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2005 and 2004 are as follows:

                                                            2005       2004
                                                            ----       ----
       Janus Fund                                        $2,594,019  $2,507,496

       MSIF Trust US Small Cap Value Fund                 2,662,441   2,107,356

       Equity Index 500 Fund                              9,366,773   9,226,172

       Personal Strategy-Growth                           4,407,657   3,162,620

       TRP Stable Value Fund                              4,671,649   4,989,291

       Premiere Global Services, Inc. Common Stock        4,331,779   6,888,892

       International Stock Fund                           2,263,950          --

       Net   appreciation/(depreciation)   in  fair  value  of  investments  and
       dividends for the year ended December 31, 2005 is as follows:

                                                     NET APPRECIATION/
                                                      (DEPRECIATION)   DIVIDENDS
                                                     ----------------- ---------
       Mutual Funds                                     $ 1,102,358    $ 633,443

       Common Trust Funds                                        --      187,564

       Common Stock - Premiere Global Services, Inc.     (1,442,874)          --
                                                        -----------   ----------

                                                        $  (340,516)   $ 821,007
                                                        ===========    =========


4.     RELATED PARTY TRANSACTIONS

       The Plan's investments include shares of mutual funds managed by T. Rowe Price Investments. T. Rowe Price Trust Company was the custodian as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. See Note 8, "Subsequent Events".

       The Plan issues loans to participants,  which are secured by the balances
       in  the   participants'   accounts.   These   transactions   qualify   as
       party-in-interest transactions.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

5.     TAX STATUS

       The Internal Revenue Service has determined and informed the administrator, by a letter dated September 9, 2002, that the Plan as adopted was designed in accordance with applicable sections of the Internal Revenue Code ("IRC") as of that date. The administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator and the Plan's tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


6.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of plan termination, participants will become fully vested in their account balances.


7.     PLAN AMENDMENTS

       The Plan was amended effective January 3, 2005 to reflect the name change of the company from PTEK Holdings, Inc. to Premiere Global Services, Inc. The Plan was amended effective March 28, 2005 to reduce the mandatory distribution limit to amounts less than or equal to $1,000.


8.     SUBSEQUENT EVENTS

       Effective April 1, 2006, Metropolitan Life Insurance Company became the new recordkeeper for the Plan and Reliance Trust Company became the new trustee for the Plan.

       The Company has filed an application under the voluntary correction program found in IRS Revenue Procedure 2006-27 to correct certain operational and plan document errors. The correction amount is not deemed significant to the Plan.

                   PREMIERE GLOBAL SERVICES, INC. 401 (K) PLAN
         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005



                  ISSUER OR BORROWER                          DESCRIPTION OF INVESTMENT                       MARKET
        ---------------------------------------- ----------------------------------------------------- ----------------------
                    * T. Rowe Price              Janus Fund                                                  $  2,594,019
                    * T. Rowe Price              Primco Total Return II                                         1,262,799
                    * T. Rowe Price              MFS Capital Opportunities                                        758,531
                    * T. Rowe Price              MSIF Trust US Small Cap Value Fund                             2,662,441
                    * T. Rowe Price              Putnam International Growth                                    1,269,044
                    * T. Rowe Price              Personal Strategy-Income                                         951,022
                    * T. Rowe Price              Personal Strategy-Growth                                       4,407,657
                    * T. Rowe Price              Personal Strategy-Balanced                                     1,708,050
                    * T. Rowe Price              International Stock Fund                                       2,263,950
                    * T. Rowe Price              Equity Index 500 Fund                                          9,366,773
                    * T. Rowe Price              Dividend Growth Fund                                           1,594,623
           * Premiere Global Services, Inc.      Premiere Global Services Inc. Common Stock                     4,331,779
                    * T. Rowe Price              T. Rowe Price (TRP) Stable Value Fund                          4,671,649
                  * Participant Loans            Interest Rates Ranging from 6.0%-8.5%                          1,141,226
                                                                                                             ------------
                                                                                                             $ 38,983,563
                                                                                                             ============

        * Party-in-interest, as defined by ERISA

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 PREMIERE GLOBAL SERVICES, INC.
                                                 401(K) PLAN



Date:  June 29, 2006                             By: /s/ Michael E. Havener
                                                     ---------------------------
                                                     Name:  Michael E. Havener
                                                     Title: Chairman of the
                                                              Administrative
                                                              Committee

                                  EXHIBIT INDEX


EXHIBIT NO.          EXHIBIT
-----------          -------
23                   Consent of Smith & Howard, P.C.